大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 625

05009214

3 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY FAX AND POST
FAX NO : 012-1-202-942-9525

Total : 5 pages
(including this page)

Dear Sirs

SUPPL

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENTS

We have pleasure in enclosing the Announcements released on 2 June 2005 and 30 May 2005 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Patricia Ong
Deputy Company Secretary

enc.

c.c. Ms Eugenia Lee, The Bank of New York (Fax No. : 012 1 212 571 3050)

k:gw/letter/media/otherannouncements.doc
UOL/3.2.3/gw

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

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Miscellaneous
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Name of Announcer *	UNITED OVERSEAS LAND LTD
Company Registration No.	196300438C
Announcement submitted on behalf of	UNITED OVERSEAS LAND LTD
Announcement is submitted with respect to *	UNITED OVERSEAS LAND LTD
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	02-Jun-2005 17:21:23
Announcement No.	00041

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Joint Acquisition of Freehold Sites at Bo Bo Tan Gardens, Bo Bo Tan Mansion and Substation
Description	
Attachments:	bobo.pdf Total size = **21K** (2048K size limit recommended)

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UNITED OVERSEAS LAND LIMITED Company Registration No. 196300438C

JOINT ACQUISITION OF FREEHOLD SITES AT BO BO TAN GARDENS, BO BO TAN MANSION AND SUBSTATION

The Board of Directors of United Overseas Land Limited ("UOL" or the "Company") is pleased to announce that the Company and Networld Realty Pte Ltd ("Networld", a wholly-owned subsidiary of United Industrial Corporation Limited ("UIC")) have entered into a joint venture agreement ("JVA") to establish a joint venture company, namely United Regency Pte Ltd ("United Regency"), for the purpose of acquiring the freehold properties known as Bo Bo Tan Gardens, Bo Bo Tan Mansion and a Substation at Chay Yan Street, Singapore (collectively, the "Properties") for a total cash consideration of S$59.955 million ("Purchase Price"). The Properties have a total land area of approximately 5,680.3 square metres, with a plot ratio of 2.8, which would, with the acquisition of the state land of 448.3 square metres as mentioned below, permit a total gross floor area of approximately 17,160 square metres to be built.

Pursuant to the terms of the JVA, UOL and Networld have agreed to subscribe for and to hold 1,000,000 ordinary shares of S$1.00 each in United Regency at par in the proportion of 60:40 respectively. Upon subscription and issuance of the shares, United Regency will become a subsidiary of UOL. UOL's share of the subscription will be financed by internal resources.

United Regency has entered into respective Sale and Purchase Agreements today for the purchase of each of the Properties. An initial deposit of 5% of the purchase price for Bo Bo Tan Gardens and Bo Bo Tan Mansion (collectively, "BBT Properties"), have been paid and a further deposit of 5% of the purchase price for each BBT Property is payable within 7 working days after receipt of either the approval of the Strata Titles Board ("STB Order") or upon all the subsidiary proprietors of each BBT Property consenting to the respective collective sale thereof ("Consent"), whichever is the earlier. An initial deposit of 10% of the purchase price for the Substation has been paid. The remaining 90% of the Purchase Price will be paid on completion, which is scheduled 3 months from the date on which United Regency is notified of the STB Order or Consent, or such earlier date as agreed by all parties.

The sale and purchase of the Properties is also subject to certain conditions including the obtaining of a Qualifying Certificate from the Controller of Housing and the STB Orders, and the acquisition of a plot of state land adjoining the BBT Properties, at a price to be determined by the Singapore Land Authority.

The acquisition and subsequent redevelopment of the Properties by United Regency will be financed by internal funds and bank borrowings. The acquisition is not expected to have a material impact on the Group's net tangible assets or earnings per share for the financial year ending 31 December 2005.

The joint acquisition and redevelopment of the Properties would enable UOL and UIC to employ their respective strengths for the development of high-end upmarket residential units in Singapore for both the local and foreign markets.

Mr Wee Cho Yaw, Chairman of UOL, is also the Chairman of UIC. Messrs Wee Cho Yaw and Gwee Lian Kheng, Directors of UOL, are also Directors of UIC. Save as disclosed herein, none of the directors and substantial shareholders of the Company have any interest in the transaction.

By Order of the Board

Foo Thiam Fong Wellington
Company Secretary

2 June 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	UNITED OVERSEAS LAND LTD
Company Registration No.	196300438C
Announcement submitted on behalf of	UNITED OVERSEAS LAND LTD
Announcement is submitted with respect to *	UNITED OVERSEAS LAND LTD
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2005 18:56:27
Announcement No.	00103

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	JOINT VENTURE TO ACQUIRE PROPERTIES IN CHENGDU, PRC
Description	
Attachments:	chengdu.pdf Total size = **21K** (2048K size limit recommended)

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UNITED OVERSEAS LAND LIMITED Company Registration No. 196300438C

JOINT VENTURE TO ACQUIRE PROPERTIES IN CHENGDU, PRC

The Board of Directors of United Overseas Land Limited ("UOL" or the "Company") is pleased to announce that UOL Overseas Development Pte Ltd ("UOD"), a wholly-owned subsidiary of the Company, and China Chengdu Huilian Property Management Stock Co., Ltd ("Huilian") have entered into an agreement ("JVA") to establish a joint venture company, namely Chengdu United Development Co., Ltd ("JV Company"), for the purpose of acquiring and developing suitable properties in Chengdu, The People's Republic of China ("PRC").

Pursuant to the terms of the JVA, UOD and Huilian have agreed to contribute an aggregate of RMB20 million, in the proportion of 80:20 respectively, as the registered capital of the JV Company. The joint venture is subject to approval being obtained from the relevant PRC authorities. Upon receipt of such approval and each party contributing their share of the registered capital of the JV Company, the JV Company will become a subsidiary of UOL.

UOD's contribution to the registered capital of the JV Company will be financed by internal resources. UOD's investment in the JV Company is not expected to have a material impact on the Group's net tangible assets or earnings per share for the financial year ending 31 December 2005.

None of the directors and substantial shareholders of the Company have any interest in the above transactions.

By Order of the Board

Foo Thiam Fong Wellington
Company Secretary
30 May 2005